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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                                       TO

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                         COOKER RESTAURANT CORPORATION
                                (NAME OF ISSUER)

                         COOKER RESTAURANT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   216284208
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              G. ARTHUR SEELBINDER

                            CHIEF EXECUTIVE OFFICER
                         COOKER RESTAURANT CORPORATION
                             5500 VILLAGE BOULEVARD
                         WEST PALM BEACH, FLORIDA 33407
                                 (561) 615-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

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     This Amendment further amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed by Cooker Restaurant Corporation, an Ohio corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on August 12, 1998, as amended by Amendment No. 1 thereto, filed with the SEC by the Company on August 21, 1998, Amendment No. 2 thereto, filed with the SEC by the Company on September 11, 1998 and Amendment No. 3 thereto ("Amendment No. 3"), filed with the SEC by the Company on September 18, 1998 (as so amended, the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 4,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock without par value (such shares, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and National City Bank as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $12.00 nor less than $10.50 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended and supplemented by the Supplement to the Offer to Purchase, dated September 18, 1998 (the "Supplement"), together constitute the "Offer." Copies of the Offer to Purchase and the related Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the
Schedule 13E-4. A copy of the Supplement is attached as Exhibit (a)(16) to Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

     On September 28, 1998, the Company issued press releases regarding the expiration and preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on September 25, 1998. The September 28, 1998 press releases are attached hereto as Exhibits (a)(22), (a)(23) and (a)(24), respectively, and are incorporated herein by reference.

     On October 2, 1998, the Company issued a press release announcing the final results of the Offer. Pursuant to the Offer, the Company accepted for payment 4,006,298 Shares at a price of $10.50 per Share. The Shares purchased pursuant to the Offer represent approximately 39% of the 10,159,354 Shares issued and outstanding immediately prior to the Offer. The October 2, 1998 press release is attached hereto as Exhibit (a)(25) and is incorporated herein by reference.

     This Amendment No. 4 to the Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13c-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to
Schedule 13E-4.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(22)  Form of Press Release, dated September 28, 1998
   (23)  Form of Press Release, dated September 28, 1998
   (24)  Form of Press Release, dated September 28, 1998
   (25)  Form of Press Release, dated October 2, 1998

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                          COOKER RESTAURANT CORPORATION

                                          By: /s/ G. ARTHUR SEELBINDER
                                            ------------------------------------
                                            Name: G. Arthur Seelbinder
                                            Title: Chairman and Chief Executive
                                              Officer

Dated: October 5, 1998

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                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
--------                           -----------
 (a)(22)   Form of Press Release, dated September 28, 1998
    (23)   Form of Press Release, dated September 28, 1998
    (24)   Form of Press Release, dated September 28, 1998
    (25)   Form of Press Release, dated October 2, 1998

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